SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes agreement for acquisition of MPX Termo Ceará

Rio de Janeiro, March 24 2005 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it signed a Term Sheet containing the conditions for suspending the current arbitration and legal processes involving MPX. This will provide a basis for the parties to the dispute to negotiate an irrevocable settlement to the litigation, which would involve Petrobras’ acquisition of MPX. With the signing of the Term Sheet, the parties will begin the process of due diligence.

The signature of the Term Sheet signifies that the parties may now jointly request the temporary suspension of the arbitration procedure and the preventive injunctions as well as take the necessary steps to cease any extrajudicial proceedings still pending. The requirements under the Consortium Contract and other related contracts will also be suspended for a term of 90 (ninety days). Should the due diligence and agreement on the details of the acquisition be completed on a mutually satisfactory basis to the parties concerned, the Participation Agreement will be transformed into a purchase and sale agreement. Once this agreement is concluded, the parties will jointly request the definitive extinguishment of the arbitration and legal processes.

The parties will make every effort to conclude these procedures in the shortest possible time, the expectation being that this timeframe will be three months. If the operation is satisfactorily concluded, Petrobras will disburse US$ 137 million (between the acquisition price and the settlement of MPX’s debt), including the amount of approximately US$ 5 million paid in by Petrobras as a court deposit.

With the finalization of the operation, ownership of the Termo Ceará Thermoelectric Power Plant (Power Plant) will be entirely transferred to Petrobras.

The final conditions of the purchase and sale contract will be submitted for approval by Petrobras’ Executive Board and Board of Directors, the executive bodies of MPX and the financing institutions of the Power Plant.

The conclusion of these negotiations is part of Petrobras’ strategy for the energy sector, which provides for an increase in the Company’s thermal electric generation capacity only through either the conclusion of projects already under construction or the acquisition and consequent reduction in contingency payments.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.